UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                        Overseas Shipholding Group, Inc.
                                (Name of Issuer)

                      Common Stock, par value $1 per share
                         (Title of Class of Securities)

                                   690368 10 5
                                 (CUSIP Number)

                            LAWRENCE G. WEPPLER, ESQ.
                                 277 Park Avenue
                               New York, NY 10172
                            Tel. No.: (212) 207-5455
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                October 25, 1996
                     (Date of Event which Requires Filing of
                                 this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ].


                                Page 1 of 8 Pages

                                        SCHEDULE 13D

CUSIP NO.  690368 10 5                                     PAGE  2  OF  8  PAGES
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Fribourg Enterprises L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                   (a) [ ]
                                                                                          (b) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

             Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                                              [ ]
             Not Applicable

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    2,823,241
       SHARES
    BENEFICIALLY
    OWNED BY EACH     8      SHARED VOTING POWER
      REPORTING
       PERSON                      -0-
        WITH
                      9      SOLE DISPOSITIVE POWER

                                   2,823,241

                      10     SHARED DISPOSITIVE POWER

                                   -0-


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,823,241

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                              [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.8%

14     TYPE OF REPORTING PERSON

             PN

                                        SCHEDULE 13D

CUSIP NO.  690368 10 5                                     PAGE  3  OF  8  PAGES
         ---------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Fribourg Grandchildren Family L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                   (a) [ ]
                                                                                          (b) [X]



3      SEC USE ONLY


4      SOURCE OF FUNDS

             Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                              [ ]

             Not Applicable

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    2,823,241
       SHARES
    BENEFICIALLY
    OWNED BY EACH     8      SHARED VOTING POWER
      REPORTING
       PERSON                      -0-
        WITH
                      9      SOLE DISPOSITIVE POWER

                                   2,823,241

                      10     SHARED DISPOSITIVE POWER

                                   -0-


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,823,241

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                              [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.8%

14     TYPE OF REPORTING PERSON

             PN

                                        SCHEDULE 13D

CUSIP NO.  690368 10 5                                     PAGE  4  OF  8  PAGES
         ---------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Fribourg Investment Company L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                   (a) [ ]
                                                                                          (b) [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

             Not Applicable

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER
      NUMBER OF
       SHARES                      2,823,241
    BENEFICIALLY
    OWNED BY EACH
      REPORTING       8      SHARED VOTING POWER
       PERSON
        WITH                       -0-

                      9      SOLE DISPOSITIVE POWER

                                   2,823,241

                      10     SHARED DISPOSITIVE POWER

                                   -0-


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,823,241

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                              [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.8%

14     TYPE OF REPORTING PERSON

             PN

CUSIP NO. 690368 10 5                                                PAGE 5 OF 8



      The statement on Schedule 13D dated March 12, 1992 (the "Statement") filed by Fribourg Enterprises L.P., a Delaware limited partnership ("Fribourg Enterprises"), relating to the common stock, par value $1 per share, of Overseas Shipholding Group, Inc. (the "OSG Common Stock"), a Delaware corporation ("OSG"), and as amended by Amendment No. 1, dated April 19, 1993, is hereby amended and restated in its entirety as follows:

ITEM 1.     SECURITY AND ISSUER.

      a.    Common Stock, par value $1 per share.
      b.    Overseas Shipholding Group, Inc.
            1114 Avenue of the Americas
            New York, New York 10036

ITEM 2.     IDENTITY AND BACKGROUND

      a.    Fribourg Grandchildren Family L.P.
      b.    c/o Fribourg Enterprises L.P.
            c/o Fribourg Investment Company L.P.
            277 Park Avenue
            New York, New York 10172
      c.    Not applicable.
      d.    No.
      e.    No.
      f.    Not applicable.

            The following is the general partner of Fribourg Grandchildren Family L.P.

            aa.   Fribourg Enterprises L.P.
            bb.   c/o Fribourg Investment Company L.P.
                  277 Park Avenue
                  New York, New York 10172
            cc.   Not applicable.
            dd.   No.
            ee.   No.
            ff.   Not applicable.

                  The following is the general partner of Fribourg Enterprises L.P.

                  aaa.  Fribourg Investment Company L.P.
                  bbb.  277 Park Avenue
                        New York, New York 10172
                  ccc.  Not applicable.
                  ddd.  No.
                  eee.  No.
                  fff.  Not applicable.

                        The following is the managing general partner of Fribourg Investment Company L.P.

                        aaaa.  Michel Fribourg
                        bbbb.  277 Park Avenue
                               New York, New York 10172
                        cccc.  Chairman Emeritus of the Board
                               Continental Grain Company
                               277 Park Avenue
                               New York, New York 10172

CUSIP NO. 690368 10 5                                                PAGE 6 OF 8



                        dddd.  No.
                        eeee.  No.
                        ffff.  United States

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Michel Fribourg and Fribourg Investment Company L.P. contributed by written instruments of transfer dated March 12, 1992, 1,282,513 and 1,540,728 shares of the common stock of the issuer, respectively, to Fribourg Enterprises L.P. Fribourg Enterprises L.P. contributed by written instruments of transfer dated October 25, 1996, 2,823,241 shares of common stock of the issuer to Fribourg Grandchildren Family L.P.

ITEM 4.  PURPOSE OF TRANSACTION

      With respect to each of the above partnerships, all of the shares are held for investment purposes. Michel Fribourg is a Director of the Company and as such exercises influence upon the Company's Board of Directors.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      a. With respect to each of the above partnerships and individual, 2,823,241 shares of OSG Common Stock are beneficially owned, which constitutes approximately 7.8% of the issued and outstanding shares.

      b. Each of the above partnerships and individual has sole voting and dispositive power with respect to the 2,823,241 shares.

      c.    None other than as specified in response to Item 3.

      d. Under the terms of the Fribourg Investment Company L.P. Partnership Agreement, the adult children of Michel Fribourg, and his wife have distribution rights with respect to the income of the partnership. Under the terms of the Amended and Restated Agreement of Limited Partnership of Fribourg Grandchildren Family L.P., Fribourg Enterprises L.P., Michel Fribourg, and Mary Ann Fribourg, as Trustee for various trusts on behalf of the descendants of Michel Fribourg, have distribution rights with respect to the income of the partnership.

      e.    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Michel Fribourg is the Managing Partner of Fribourg Investment Company L.P., which is the general partner of Fribourg Enterprises L.P., which is the general partner of Fribourg Grandchildren Family L.P., and as such he exercises ultimate control over the transfer and voting of the securities of the issuer owned by Fribourg Grandchildren Family L.P. The distribution of profits and losses of Fribourg Enterprises L.P. from all sources between Fribourg Investment Company L.P. and Michel Fribourg is governed by the terms of the Agreement and Certificate of Limited Partnership of Fribourg Enterprises L.P. dated March 12, 1992. The distribution of profits and losses of Fribourg Grandchildren Family L.P. from all sources, between Fribourg Enterprises L.P., Michel Fribourg, and Mary Ann Fribourg, as Trustee for trusts on behalf of the descendants of Michel Fribourg, is governed by the terms of the Amended and Restated Agreement of Limited Partnership of Fribourg Grandchildren Family L.P. dated October 25, 1996.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      See Exhibit A, Joint Filing Agreement.

CUSIP NO. 690368 10 5                                                PAGE 7 OF 8




                                         SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 3, 1996

                          FRIBOURG GRANDCHILDREN FAMILY L.P.

                          By:  Fribourg Enterprises L.P., general partner

                          By:  Fribourg Investment Company L.P., general partner



                          By:   /s/ Michel Fribourg
                                Michel Fribourg
                                Managing General Partner


                          FRIBOURG ENTERPRISES L.P.

                          By:  Fribourg Investment Company L.P., general partner



                          By:   /s/ Michel Fribourg
                                Michel Fribourg
                                Managing General Partner


                          FRIBOURG INVESTMENT COMPANY L.P.



                          By:   /s/ Michel Fribourg
                                Michel Fribourg
                                Managing General Partner

CUSIP NO. 690368 10 5                                                PAGE 8 OF 8



                                         EXHIBIT A

                                  JOINT FILING AGREEMENT


      In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below each hereby agrees that the Schedule 13D filed herewith and any amendments thereto relating to the acquisition of shares of the Common Stock of the Company is filed jointly on behalf of each such person.

Dated:      November 27, 1996



                          FRIBOURG GRANDCHILDREN FAMILY L.P.

                          By:  Fribourg Enterprises L.P., general partner

                          By:  Fribourg Investment Company L.P., general partner



                          By:   /s/ Michel Fribourg
                                Michel Fribourg
                                Managing General Partner


                          FRIBOURG ENTERPRISES L.P.

                          By:  Fribourg Investment Company L.P., general partner



                          By:   /s/ Michel Fribourg
                                Michel Fribourg
                                Managing General Partner


                          FRIBOURG INVESTMENT COMPANY L.P.



                          By:   /s/ Michel Fribourg
                                Michel Fribourg
                                Managing General Partner